UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. –

INSTITUIÇÃO DE PAGAMENTO

Publicly-held Company with Authorized Capital Stock

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

1.             DATE, TIME, AND PLACE. July 12, 2022, at 12p.m., at the headquarters of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Company") in Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP.

2.               NOTICE AND ATTENDANCE. Call notice was made in the terms set forth in the Article 18, §1 of the Company’s bylaws, and it was verified the attendance of the following Board members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, and Cássio Schmitt. It is noted the absence of Mr. Marcelo Augusto Dutra Labuto.

3.                  MEETING BOARD. Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary.

4.                  AGENDA. To resolve on the updated version of the Company’s Securities Trading Policy.

5.            RESOLUTION. After presentation carried out by the Executive Board and discussions, the members of the Board of Directors approved, unanimously and without reservations, the new version of the Company’s Securities Trading Policy, with amendments on the following topics: (i) new structure to indicate the hypothesis of the prohibition of trading; (ii) inclusion of a prohibition of stock lease; (iii) clear indication of the roles played by IR, HR, and Compliance teams; and (iv) indication of an specific e-mail to receive queries related to securities, ensuring both privacy and reliability.

The full updated version of the Securities Trading Policy shall be disclosed in the Company’s IR website and can also be found as an Annex of the Portuguese version of this minutes.

The resolution taken by the Board of Directors were based on the information material presented by the Executive Board, which shall be filed in the Company’s headquarters.

6.              CLOSING: As there was nothing further to discuss, the meeting was closed ans these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, and Cássio Schmitt. I certify that this excerpt is a true copy of the full minutes drawn up in the appropriate corporate book.

São Paulo, July 12, 2022.

Daniela Mussolini Llorca Sanchez
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer